SEC MAIL RECEIVED APR 25 2002 PROCESSING WASH. D.C. 158 SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
Date: Period February 26, 2002

PROCESSED
MAY 07 2002
THOMSON FINANCIAL

WMC LIMITED

ACN 004 820 419

Level 16, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

0857071

This report on Form 6-K includes press releases of WMC Limited made for the period April 12, 2002 to April 22, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

WMC LIMITED

By: ______________________

Name: R.E. Mallett

Title: Assistant Company Secretary

Date: April 23, 2002

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-18

The Directors of WMC Limited are pleased to announce that Mr D.E. Meiklejohn has accepted an invitation to join the Board of the Company with effect from 19 April 2002.

Mr Meiklejohn is Chairman of Paperlinx Limited and SPC Limited, Deputy Chairman of Gasnet Australia Limited and a Director of Onesteel Limited. Mr Meiklejohn lives in Melbourne.

By Order of the Board

Peter Horton
Company Secretary

19 April 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-17

Please find attached Appendix 3Y - Change of Director's Interest Notice in respect of WMC directors, Mr H.M. Morgan and Mr D.M. Morley. The change results from a decision by Messrs Morgan and Morley to pay up the balance of the issue price on partly paid shares issued to them under the WMC Employee Share Plan.

Ross Mallett
Assistant Company Secretary

18 April 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Hugh M. Morgan
Date of last notice	7 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a
Date of change	16 April 2002
No. of securities held prior to change	Fully Paid Shares – 182,141 Partly Paid Shares – 220,000 Options – 950,000
Class	Ordinary
Number ~~acquired~~ of partly paid share plan shares being converted to fully paid shares.	220,000
Number disposed	N/a
Value/Consideration – Payment of balance of issue price on shares, previously part paid to 5 cents each. Note: If consideration is non-cash, provide details and estimated valuation	1987 – 100,000 shares issued at $5.77 per share (part paid to 5 cents) 1988 - 120,000 shares issued at $4.93 per share (part paid to 5 cents)
No. of securities held after change	Fully Paid Shares – 402,141 Partly Paid Shares – Nil Options – 950,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Payment of balance of issue price on partly paid shares issued under WMC Employee Share Plan (previously part paid to 5 cents each).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	WMC Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Donald M. Morley
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a
Date of change	16 April 2002
No. of securities held prior to change	Fully Paid Shares – 74,492 Partly Paid Shares – 111,000 Options – 520,000
Class	Ordinary
Number ~~acquired~~ of partly paid share plan shares being converted to fully paid shares.	111,000
Number disposed	N/a
Value/Consideration – Payment of balance of issue price on shares, previously part paid to 5 cents each. Note: If consideration is non-cash, provide details and estimated valuation	1987 – 66,000 shares issued at $5.77 per share (part paid to 5 cents) 1988 - 45,000 shares issued at $4.93 per share (part paid to 5 cents)
No. of securities held after change	Fully Paid Shares – 185,492 Partly Paid Shares – Nil Options – 520,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Payment of balance of issue price on partly paid shares issued under WMC Employee Share Plan (previously part paid to 5 cents each).

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

To: The Manager
Announcements
Company Announcements Office

Public Announcement 2002-16

Please find attached for immediate release, Public Announcement 2002-16 covering WMC's March 2002 Quarterly Production Report.

A copy of this public announcement will be published on WMC's web site at **www.wmc.com** later this morning.

WMC's Chief Executive Officer, Mr Hugh Morgan, will host an audio conference at 11.00am this morning which will be broadcast live from WMC's web site. A recorded version of this conference will be available for playback on WMC's web site later today.

Ross Mallett
Assistant Company Secretary

15 April 2002

WMC Limited
ACN 004 820 419

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115

Quarterly Review

Quarter ended 31 March 2002

Safety, health & environment


Safety Performance
Latest quarter compared with recent annual performance
(LT+MT)IFR
LTIFR
1998
1999
2000
2001
Mar-02
WMC LTIFR
WMC (LT+MT)IFR

Safety Performance

Company-wide safety performance continues to improve reflecting our efforts over recent years in safety systems and behaviour change programs.

The first quarter combined injury frequency rate of 12.5 (lost time plus medical treatment injuries per million work hours) was a 14 per cent improvement over the full year 2001. The Company's "Take Time, Take Charge" safety culture program continues to be used across all sites and continues to have a positive impact on safety performance.

A fire occurred at the Kalgoorlie Nickel Smelter on February 20 causing damage to the acid plant. No serious injuries were sustained during the fire response and there was no measured environmental impact.

Environmental

There were no significant environmental incidents during the first quarter.


A$
WMC share price
10.50
10.00
9.50
9.00
02-Jan
28-Mar

Dear Shareholder

Indications of economic recovery provide a boost for commodity prices

- The strengthening outlook for the world economy has led to higher prices and improving expectations in each of the markets in which we operate. Combined with improvements in production performance, the outlook for the two separate companies remains very positive
- Work continues on separating the assets into two separate companies with regulatory approvals still seen as critical to achieving the timetable
- Strong copper and uranium production performance is in line with targets following the October fire. Redesign of the copper and uranium Solvent Extraction circuits is well advanced with uranium due for completion in October 2002 and copper due for completion in the second quarter of 2003. The Optimisation 3 expansion project at Olympic Dam remains on schedule for commissioning in the fourth quarter
- Production at the Kalgoorlie Smelter has returned to planned levels following completion of repairs to the Sulphuric Acid Plant. We will recover the reduced matte and metal production during the second half of 2002 and in 2003
- Fertilizer production continued at nameplate capacity in January but has since been limited by sulphuric acid supply. The first quarter shortfall is expected to be made up during the second half of 2002
- WMC's share of Alumina production increased 4.6 per cent over the previous quarter in response to improving demand

H M Morgan AO
Chief Executive Officer
15 April 2002

Production overview

Copper/Uranium

Copper production was 48,849 tonnes, an increase of 12 per cent on the previous quarter which included a smelter maintenance shutdown. Production continues to be impacted by the October 2001 fire in the Solvent Extraction (SX) plant. Enhancements to the original section of the SX plant, which was not impacted by the fire, have improved recoveries of uranium and copper, with uranium production 30 per cent higher than previously achieved with this facility.

The SX plant is being comprehensively redesigned following extensive investigations into the cause of last year's fire. The new Uranium SX plant is expected to be commissioned in October 2002 and the Copper SX plant will be commissioned in the second quarter of 2003.

Gold and silver production are now at stable levels following the processing of built-up stocks during 2001.

The Optimisation 3 project which increases copper production to an annual rate of 235,000 tonnes remains on schedule and within budget and will be commissioned by the fourth quarter of this year.

Nickel

The Kalgoorlie Nickel Smelter is now running at planned throughput rates of 95 per cent capacity. Production for the quarter was impacted at all operations by a fire in the mist precipitator section of the Sulphuric Acid Plant at the smelter on 20 February. The fire destroyed two of the eight mist precipitators. Repairs were completed and the acid plant recommissioned on six mist precipitators on 20 March.

Two new mist precipitators will be installed and commissioned by October 2002.

Smelter production for the period from 20 February to 20 March was restricted by air quality control emissions limits to a total of 220 tonnes of nickel-in-matte. Mining and milling continued at expected rates at Mount Keith with concentrate being stockpiled. Concentrate was also stockpiled at Leinster and planned maintenance shutdowns were brought forward. At Kambalda mill runs were scheduled to match smelter availability. The Kwinana Nickel Refinery operated at 60 per cent rates on a blend of matte and high grade concentrate from Mt Keith.

It is planned to recover half of the matte and metal shortfall during in the remainder of 2002 through utilisation of spare capacity. The remainder will be recovered in 2003. Forecast production for 2002 is 92,000 tonnes of nickel-in-matte and 66,000 tonnes of metal (an 8 per cent increase compared to 2001).

Nickel Exploration

An underground drilling program to test for continuity of the main disseminated sulphide zone at Leinster below 11 Level continues. During the quarter an additional five holes have confirmed nickel mineralisation to a depth of approximately 400 metres below 11 Level. The current Perseverance ore reserve at Leinster is reported to the 11 Level (1,123 metres) only.

Fertilizers

Fertilizer production maintained nameplate capacity in January, but was limited in February and March by a shortage of sulphuric acid at the Phosphate Hill Plant. This resulted from reduced feed rates of flue gases to the Sulphuric Acid Plant at Mt Isa, from MIM's operations, combined with train derailments, rail line flooding, and lower convertor efficiencies at the plant.

We are working closely with Queensland Rail to improve train scheduling and improvements to the acid plant will be made during a planned two week statutory maintenance shutdown in June. The shortfall in production is scheduled to be recovered during the second half of the year with forecast production for 2002 remaining at 930,000 tonnes.

Alumina (AWAC)

WMC's share of alumina production for the period was 1.16 million tonnes, a rise of 4.6 per cent over the previous period and 6.8 per cent higher on a tonnes per day basis. The Jamalco Refinery is again producing at close to capacity following resolution of the labour dispute in December 2001, with WMC's share of production up by 0.04 million tonnes. A similar increase was also recorded at Point Comfort, which was producing at 60% of capacity to meet strengthening demand at the end of the quarter. Production from the Australian operations was down 3 per cent on the previous period.

WMC's share of aluminium production was marginally lower than the previous quarter at 35,876 tonnes, however production performance was comparable on a tonnes per day basis.

Business Development

Exploration Activities

West Musgrave

A regional airborne geophysical survey was completed in January and results have been interpreted and anomalies selected. Several of these anomalies require additional exploration in the form of ground geophysics, geochemical sampling, and geologic mapping to determine if a drill test is warranted. Heritage surveys are in progress to determine whether these anomalies will be cleared for exploration access.

Jinping Project, Yunnan Province, China

Fieldwork at the Yingpanjie target is complete and drilling of an initial two drill holes has commenced to test one conductive body and the down dip continuation of out-cropping nickel sulphide mineralisation. Two additional holes may be drilled if results from the first two drill holes are considered encouraging.

All agreements with local land users and all government approvals were completed by 31 March and drilling at Yingpanjie began on 1 April as expected.

Project Activities

Olympic Dam Expansion

Studies commenced on the various mining alternatives for a major expansion of Olympic Dam. Opportunities for processing mined materials and the provision of water and power for an expanded site will be initiated during the second quarter.

Fertilizer Expansion

The Concept Study for the expansion of Queensland Fertilizer to 1.1 million tonnes per annum has commenced. The study will also examine possible production levels above 1.1 million and the product mix associated with such profiles.

Corridor Sands

The Bankable Feasibility Study is nearing completion with delivery expected during the second quarter. Work progressed on an alternative export facility for the handling of products via a dedicated nearby port development. Such an installation appears to provide a more positive infrastructure layout than railing materials to Matola for export.

Summary of WMC's equity production

		Quarter ended 31 March 2002	Quarter ended 31 December 2001	Quarter ended 31 March 2001
Copper (tonnes of refined copper)	Olympic Dam Operations	48,849	43,606	52,809
Uranium Oxide concentrate (tonnes)	Olympic Dam Operations	597	678	1,017
Silver (ounces)	Olympic Dam Operations	164,084	226,959	226,474
Gold (ounces)	Olympic Dam Operations	19,648	28,596	29,341
Alumina (tonnes)	Alcoa World Alumina and Chemicals **	1,162,160	1,110,000	1,248,000
Aluminium (tonnes)	Alcoa World Alumina and Chemicals (39.25%)*	35,876	36,544	36,096
Nickel (tonnes contained nickel)	Kambalda Nickel Operations	3,836	5,436	4,604
	Leinster Nickel Operations	8,524	9,703	8,319
	Mount Keith Operations	10,109	11,185	12,290
	Total nickel-in-concentrate	**22,469**	**26,324**	**25,213**
	Total nickel-in-matte	16,615	24,153	22,901
	Total nickel metal	13,902	16,864	12,421
Di-ammonium phosphate (tonnes)	Phosphate Hill	213,055	163,351	187,364
Mono-ammonium phosphate (tonnes)	Phosphate Hill	-	57,947	-

A statistical supplement providing a detailed breakdown of WMC's production results is available on WMC's Internet home page at http://www.wmc.com

* *Quantities shown are WMC's equity in production.*

** *WMC's equity alumina production is 39.25% of Australian production and 40% of offshore production.*

Hedging

WMC's revenues vary significantly with movements in commodity prices and the AUD/USD exchange rate. Option premium may be used in order to provide revenue protection while maintaining upside participation in prices. There is an existing hedge position that will be continuously managed.

FX hedges have been reversed to reflect lower future USD revenue. The cash flow impact of the reversals, which occurred as a result of the gold assets sale, has been deferred to the original settlement dates as follows:

	2002	2003	2004	2005	2006	2007	2008
Deferred Cashflow	(22.8)	(33.4)	(26.6)	(37.5)	(28.6)	(23.4)	(21.4)

Currency (post gold asset sale)

Period	Hedged US$m	Rate A$/US$	Limiting cover* as % net revenue	Non-limiting cover* as % net revenue
2002	308	0.6342	28%	11%
2003	258	0.6772	24%	-
2004-2010	1,382	0.6606	17%	-

*Net revenue is based on conservative assumptions and it includes the repayment of US$ debt. No revenue from the existing AWAC assets is included in the above table. *'Limiting cover' includes forward purchases and sales. 'Non-limiting' includes purchases of options.*

Gold (post gold asset sale)

Note: The following table is now expressed in AUD terms

Period	Hedged ozs	Lowest case price (AUD/oz)	Limiting cover* as % of Production	Non-limiting cover* as % of Production
2002	64,700	524	100%	-
2003	80,000	542	95%	-
2004-2010	557,000	628	78%	-

Gold hedging is to be delivered against gold production from Olympic Dam Operations.

Scenario tables

As WMC's hedge positions comprise a combination of limiting and non-limiting cover, at various price levels, any one exchange rate or spot price cannot be used to predict the outcome of WMC's hedge position. The following tables provide an estimate of the realised value under various scenarios taking into account the hedged and unhedged exposures. All realised exchange rate and price estimates include applicable option premium.

Currency

A$/US$	Estimated realised rate - A/US		
Rate at maturity	2002	2003	2004-10
0.65	0.6438	0.6561	0.6544
0.60	0.6129	0.6165	0.6126
0.55	0.5801	0.5754	0.5697
0.50	0.5407	0.5329	0.5255
0.45	0.4978	0.4887	0.4799
0.40	0.4529	0.4428	0.4330

Market conditions

Average commodity prices

	Prices at 31/03/02	Quarter ended 31/03/02	Quarter ended 31/03/01
Copper US$/lb	0.74	0.71	0.81
Aluminium US$/lb	0.63	0.63	0.74
Nickel US$/lb	3.04	2.81	4.28
Gold US$/oz	303	291	290
DAP US$/t	153	155	162

Source: Bloomberg

Copper


Copper US$/lb - average quarterly price
0.80
0.60
0.40
0.75
0.67
0.64
0.71
Jun-01
Sep-01
Dec-01
Mar-02
Source: Bloomberg

Copper prices sustained the gradual improvement first evident in December 2001, rising to US$0.73 a pound in March 2002. LME stocks continued to rise, reaching 948,350 tonnes in March, reflecting the uneven pace of economic recovery in the major markets. Olympic Dam is experiencing strong demand from customers in Australia and Asia.

Uranium

Olympic Dam sells most of its uranium under long-term contracts which yield a premium over the spot price. The spot market price for uranium, as represented by the Nuexco Exchange Value, strengthened slightly to $9.75 a pound in March 2002.

Alumina/Aluminium


Aluminium US$/t - average quarterly price
1,500
1,400
1,300
1,200
1,100
1,000
1,501
1,382
1,316
1,380
Jun-01
Sep-01
Dec-01
Mar-02
Source: Bloomberg

Aluminium prices were higher during the quarter with the average LME spot price of US$1,380 a tonne, a rise of 4.9 per cent from the previous quarter. Prices firmed during the period largely due to positive US economic data, with US$1,437 a tonne recorded in late March. The improved economic outlook has yet to translate into any significant improvement in underlying demand with LME stocks rising from 821,000 tonnes to 1,028,000 tonnes.

Most of AWAC's alumina is sold on a basis related to the aluminium price. The spot alumina price finished the quarter at around US$155 to US$160 a tonne (FOB), a rise of US$20 a tonne.

Nickel


Nickel US$/lb - average quarterly price
3.50
3.00
2.50
2.00
1.50
3.04
2.51
2.29
2.81
Jun-01
Sep-01
Dec-01
Mar-02
Source: Bloomberg

Nickel prices were significantly higher during the quarter, with the average LME nickel price gaining 23 per cent to US$2.81 a pound. The range was US$2.61 a pound in mid-January to US$3.11 a pound in mid-March, the highest since June 2001. Pricing support came from speculative and technical buying, low inventories, export curtailment by Norilsk Nickel and the release of better than expected economic data in the USA. LME stocks fell by 1,866 tonnes to 17,100 tonnes. Supply side conditions are supportive for continuing firm prices.

Gold


Gold US$/oz - average quarterly price
300
290
280
270
260
250
268
276
279
291
Jun-01
Sep-01
Dec-01
Mar-02
Source: Bloomberg

The gold price traded between US$276 an ounce and US$308 an ounce before finishing the period at US$303 an ounce. The gold price reached a 2 year high during the quarter due to several significant factors: a possible end to the recent US$ strength, the devaluation of the Argentine currency and increasing tensions in Central Asia and the Middle East.

Fertilizer


Fertilizer US$/t - average quarterly price
160
140
120
100
142
138
147
155
Jun-01
Sep-01
Dec-01
Mar-02
Source: Bloomberg

DAP prices continued to firm during the quarter, with an average of US$155 a tonne (FOB Tampa), up US$8 a tonne on the previous quarter. At the end of March prices had slipped back a little to US$153 a tonne, as the market took account of adverse weather conditions in a number of markets.

Prices are expected to firm through the year, with China and India continuing to be key to any demand related pricing support, and US producers using swing capacity to balance markets.

Currency


A$/US$ - average quarterly exchange rate
0.650
0.600
0.550
0.500
0.450
0.644
0.631
0.594
0.575
0.5113
0.5139
0.5116
0.518
Dec-99
Mar-00
Jun-00
Sep-00
Jun-01
Sep-01
Dec-01
Mar-02
Source: Bloomberg

The Australian dollar (AUD) traded between 0.5060 and 0.5360 during the quarter, outside of the tight range that has persisted for the past 12 months, and finished the period close to the high at 0.5333. The AUD was supported by the continued interest rate differential between Australia and the USA, continued strong data from the domestic economy and the strengthening outlook for the world economy.

(WMC interest 100% unless otherwise shown)

	Quarter ending 31/03/2002		Quarter ending 31/12/2001		Quarter ending 30/09/2001		Quarter ending 30/06/2001		Quarter ending 31/03/2001	
COPPER & URANIUM										
Ore treated/crushed & head grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Olympic Dam Operations	2,189,833	2.53	2,225,514	2.52	2,429,732	2.51	2,316,517	2.62	2,363,973	2.23
Copper produced	tonnes		tonnes		tonnes		tonnes		tonnes	
Olympic Dam Operations	48,849		43,606		53,028		51,080		52,809	
Uranium oxide concentrate produced & head grade	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne	tonnes	kg/tonne
Olympic Dam Operations	597	0.66	678	0.75	1,409	0.77	1,276	0.74	1,017	0.61
Refined silver produced & head grade	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Olympic Dam Operations	164,084	4.09	226,959	4.30	225,917	4.48	233,509	4.70	226,474	4.30
Refined gold produced & head grade	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne	ounces	g/tonne
Olympic Dam Operations	19,648	0.55	28,596	0.50	29,341	0.62	29,620	0.61	29,341	0.62
ALUMINA & ALUMINIUM										
Alumina & Aluminium produced (tonnes)	Alumina	Aluminium	Alumina	Aluminium	Alumina	Aluminium	Alumina	Aluminium	Alumina	Aluminium
Alcoa World Alumina & Chemicals [1 2]	2,941,106	91,405	2,817,000	94,661	2,861,000	94,076	3,070,000	93,541	3,148,000	91,965
NICKEL										
Ore treated and head grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations	119,801	3.46	177,611	3.36	142,041	3.20	137,163	3.44	144,655	3.50
Leinster Nickel Operations	530,621	1.99	623,697	1.95	563,205	2.15	592,823	2.11	543,946	1.95
Mount Keith Nickel Operations	2,741,317	0.56	2,672,090	0.59	2,811,948	0.66	2,672,703	0.62	2,763,121	0.63
Concentrate produced & concentrate grade	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %	tonnes	grade %
Kambalda Nickel Operations	27,982	13.71	38,513	14.10	30,880	13.58	32,778	13.48	35,167	13.09
Leinster Nickel Operations	69,376	12.29	80,281	12.10	88,632	11.09	82,115	12.37	68,067	12.22
Mount Keith Nickel Operations	54,128	18.68	63,010	17.80	69,023	18.97	59,963	18.95	62,390	19.70
Nickel contained in concentrate	tonnes		tonnes		tonnes		tonnes		tonnes	
Kambalda Nickel Operations	3,836		5,436		4,193		4,420		4,604	
Leinster Nickel Operations	8,524		9,703		9,828		10,158		8,319	
Mount Keith Nickel Operations	10,109		11,185		13,095		11,360		12,290	
Total	22,469		26,324		27,116		25,938		25,213	
Smelter feed & matte produced (tonnes)	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte	Feed	Matte
Kalgoorlie Nickel Smelter	124,557	24,847	180,888	35,722	190,412	37,300	167,917	34,694	165,113	32,716
Nickel contained in matte	tonnes		tonnes		tonnes		tonnes		tonnes	
Kalgoorlie Nickel Smelter	16,615		24,153		25,467		24,129		22,901	
Matte treated	tonnes		tonnes		tonnes		tonnes		tonnes	
Kwinana Nickel Refinery	22,568		26,000		25,558		23,933		18,717	
Nickel packaged	tonnes		tonnes		tonnes		tonnes		tonnes	
Kwinana Nickel Refinery	13,902		16,864		16,381		15,659		12,421	
FERTILIZER										
Di-ammonium Phosphate	tonnes		tonnes		tonnes		tonnes		tonnes	
Phosphate Hill	213,055		163,351		124,527		176,256		187,364	
Mono-ammonium Phosphate	tonnes		tonnes		tonnes		tonnes		tonnes	
Phosphate Hill	0		57,947		0		0		0	

[1] *WMC's equity alumina production is 39.25% of Australian production and 40% of offshore production.*
[2] *WMC's equity aluminium production is 39.25%.*